FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event, dated December 18, 2007

Inquiries-Please contact:	FOR IMMEDIATE RELEASE
Andres Veszpremy
General Counsel
Phone: (562) 351-1187
FAX: (562) 351-1717
E-mail: aveszpremy@afpprovida.cl

Santiago, Chile, December 18, 2007

PROVIDA REPORTS A MATERIAL EVENT

Mr. Ricardo Rodriguez, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

In accordance with the stipulations in articles 9 and 10 of Law 18,045, articles 89 and 44, 5th subparagraph, of Law 18,046, and General Rule No. 30 of the Superintendency of Securities and Insurance, please be advised that the Board of Directors of AFP Provida on meeting held today, approved to include in the Technological Service Agreement signed on April 15, 2002 with Sociedad Administradora de Fondos de Cesantía Chile S.A. the remodeling of the Technological Platform of such Company and further maintenance services for a total amount of US$850,663, determining that this transaction adhere to arm’s length conditions similar to those usually prevailing on the market. The services will be rendered in the coverage period of such contract and the price will be paid on annual basis.

Santiago, Chile, December 18, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	December 18, 2007	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	December 18, 2007	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.